Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604 648-1671
EMail Address	kmalik@wlmlaw.ca
Our File No.	1083-1

October 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Ms. Chanda DeLong Staff Attorney, Division of Corporation Finance

Dear Sirs:

Re:	On the Move Systems Corp. ("the Company") Registration Statement on Form S-1 File No. 333-168530 Filed August 4, 2010

We are the solicitors for the Company.  We refer to your letter of August 31, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed August 4, 2010.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form S-1 Registration Statement filed August 4, 2010

General

1.	Response:

As requested, we have revised the prospectus throughout to provide an accurate representation of our business at the time of effectiveness.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Calculation of Registration Fee, page 2

2.	Response:

We have revised the registration statement to calculate the filing fee in accordance with rule 457.

3.	Response:

Footnote (3) was included in error and has been deleted.

Prospectus Cover Page

4.	Response:

We have revised the registration statement as requested.

5.	Response:

We have revised the registration statement as requested.

6.	Response:

We have revised the registration statement as requested to clarify that the offering will not be extended beyond a 180 day period following the effective date.

Dealer Prospectus Delivery Obligations, page 4

7.	Response:

We have revised the registration statement as requested.

Market for the common shares, page 6

8.	Response:

We have revised the registration statement as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Business Summary, page 6

9.	Response:

We have revised the registration statement as requested.

10.	Response:

Our planned “mobile electronic services” include the sale, installation, and servicing of after market electronic and audio/video upgrades for auto, recreational vehicle and boat dealerships, and for government agencies and corporations that administer vehicle fleets for law enforcement, security, emergency response,  sanitation, public utility, limousine, taxi, and other services.   To this end, we intend to create relationships with such dealerships, agencies and corporations and to provide on-site electronics installation and servicing for vehicles purchased by them or by their customers.  We also intend to provide services directly to individual consumers.  We intend to offer all of our services from one or more sales and installation vehicles, eliminating the need for our customers to travel to our future place of business.

We have updated the registration statement with the above discussion.

11.	Response:

We have qualified all references to our planned warehouse and prospective suppliers to clearly indicate that we have not established a warehouse and have not identified or entered into agreements with any suppliers.

Risk Factors, page 3

General

12.	Response:

We have added a risk factor as requested.

13.	Response:

We have expanded the information contained in the various risk factors as requested.

14.	Response:

We have added a risk factor as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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15.	Response:

We have added a risk factor as requested.

Because our Current Sole Chief Executive Officer, page 8

16.	Response:

We have revised the registration statement as requested.

Key Management Personnel May leave the Company, page 9

17.	Response:

We have removed the statement in question.

Since Our Sole Officer and Director, page 11

18.	Response:

We have revised the disclosure as requested.

If We Cannot Secure Additional Capital, page 13

19.	Response:

We have revised the disclosure as requested.

Because There Is No Public Trading Market, page 13

20.	Response:

We have deleted the reference to the selling security holders.

21.	Response:

We have revised the registration statement as requested.

22.	Response:

We have revised the registration statement as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Plan of Distribution, page 18

23.	Response:

We will not use public solicitation or general advertising in connection with the offering.  Once this registration statement is declared effective by the SEC, we anticipate inviting interested parties to review the registration statement.  Initial introductions to interested parties will be made through verbal communications. We have updated the registration statement accordingly.

Business Description, page 21

24.	Response:

We have updated the registration statement as requested.

25.	Response:

We have updated the registration statement as requested.

26.	Response:

We have removed or qualified all references to our possible expansion plans as requested.

Sales and Marketing Strategy, page 22

27.	Response:

We have updated the registration statement as requested.

28.	Response:

We have qualified the reference to our prospective sales representatives to clearly indicate that we have not identified or secured any such representative.

29.	Response:

We have qualified the statement in question to indicate that it is based on the professional experience of our Mr. Crawford and is subject to uncertainty.  Similarly, we have qualified the references to our potential warehouse , customers and suppliers to clearly indicated that they are prospective.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Markets, page 23

30.	Response:

We have added a Risk Factor as requested and deleted the section in question.

Employees and Employment Agreements, page 23

31.	Response:

We have revised the registration statement as requested.

32.	Response:

We have updated the registration statement with the information requested.

Management's Discussion and Analysis of Financial Condition, page 25

Overview, page 26

33.	Response:

We have updated the registration statement with the information requested.

Plan of Operations, page 26

34.	Response:

We have updated the registration statement with the information requested.

35.	Response:

We have updated the registration statement with the information requested.

36.	Response:

We have updated the registration statement with the information requested.

37.	Response:

We have updated the registration statement with the information requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Liquidity and Capital Resources, page 28

38.	Response:

We have updated the registration statement with the information requested.

Business Experience, page 31

39.	Response:

We have updated the registration statement with the information requested.

Executive Compensation, page 33

40.	Response:

We have updated the registration statement with the information requested.

Director Independence, page 36

41.	Response:

We have deleted the statement in question.

Opinion of Counsel, Exhibit 5.1

42.	Response:

We have updated the effective date of the legal opinion as requested.

Subscription Agreement, Exhibit 99.1

43.	Response:

We have updated the Plan of Distribution section of the registration statement with a description of the subscription procedure and right of cancellation.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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44.	Response:

The reference to “Closing” in the subscription agreement refers to the effective date of acceptance of each applicable subscription by the Company and is included for the purposes of consolidating distributions during the term of the offering.  The reference to written notice to subscribers refers to written notice given by the Company to subscribers to notify them of acceptance of their subscriptions, required payment directions, and effective closing dates applicable to their subscription. We have updated the form of subscription agreement to clarify the meaning of these terms.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:  /s/ Konrad Malik

Konrad Malik

KM/ea

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.